Exhibit 99.1

Explanatory Note

MCE Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2015

This annual report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2015 together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly-owned subsidiary of Melco Crown Entertainment Limited.

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MCE Finance Limited

For the Year Ended December 31, 2015

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited, an Australian-listed corporation now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Parent” refers to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Services Agreement” refers to a services agreement entered into in May 2007 as amended in June 2012 between Melco Crown Macau and Studio City Entertainment, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and as of December 31, 2015 and 2014.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar and in connection with a portion of our indebtedness and certain expenses, U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7507 to US$1.00. On April 5, 2016, the noon buying rate was HK$7.7564 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2015 and 2014, and the selected historical consolidated balance sheets data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in the annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year ended December 31,
	2015	2014
	(In thousands of US$)
Consolidated Statements of Operations Data:
Net revenues	$3,769,301	$4,832,823
Total operating costs and expenses	$(3,316,045)	$(3,998,642)
Operating income	$453,256	$834,181
Net income	$415,392	$763,441

	As of December 31,
	2015	2014
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,041,645	$1,186,091
Bank deposits with original maturity over three months	$587,908	$110,616
Restricted cash	$15,121	$629
Total assets	$6,191,302	$5,881,530
Total current liabilities	$739,851	$1,035,083
Total debts(1)	$1,546,083	$1,443,436
Total liabilities	$2,278,650	$2,242,191
Total equity	$3,912,652	$3,639,339

(1)	Total debts include current and non-current portion of long-term debt and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year ended December 31,
	2015	2014
	(In thousands of US$)
Net cash provided by operating activities	$670,645	$1,080,208
Net cash used in investing activities	$(824,009)	$(382,002)
Net cash provided by (used in) financing activities	$8,918	$(676,797)

Net (decrease) increase in cash and cash equivalents	$(144,446)	$21,409
Cash and cash equivalents at beginning of year	$1,186,091	$1,164,682

Cash and cash equivalents at end of year	$1,041,645	$1,186,091

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. Since Studio City commenced operations on October 27, 2015, our subsidiary, Melco Crown Macau operates the gaming areas of Studio City pursuant to the Services Agreement. Under the Services Agreement, Melco Crown Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

We are developing the fifth hotel tower at City of Dreams in Cotai, Macau.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau, namely, Altira Macau and Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues as compared to 2014, and the decline has continued into 2016, with gross gaming revenues in Macau declining by approximately 11.8% on a year-over-year basis in the first two months of 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos.

City of Dreams

As of December 31, 2015, City of Dreams operated approximately 500 gaming tables and approximately 1,250 gaming machines, approximately 1,400 hotel rooms and suites, over 30 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in mid-2016. We are also developing the fifth hotel tower at City of Dreams.

For the years ended December 31, 2015 and 2014, net revenues generated from City of Dreams amounted to US$2,816.6 million and US$3,855.5 million representing 74.7% and 79.8% of our total net revenues, respectively.

Altira Macau

As of December 31, 2015, Altira Macau operated approximately 124 gaming tables and 62 gaming machines, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2015 and 2014, net revenues generated from Altira Macau amounted to US$575.8 million and US$745.3 million representing 15.3% and 15.4% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2015, we operated seven Mocha Clubs with a total of 1,259 gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2015 and 2014, net revenues generated from Mocha Clubs amounted to US$136.2 million and US$147.4 million representing 3.6% and 3.0% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2015 and 2014, gaming machine revenues represented 98.2% and 98.4% of net revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2015, our total net revenues were US$3.77 billion, which represents a decrease of 22.0% from US$4.83 billion of net revenues for the year ended December 31, 2014. Net income for the year ended December 31, 2015 was US$415.4 million, as compared to net income of US$763.4 million for the year ended December 31, 2014. The decline in profitability was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau.

The following summarizes the results of our operations:

	Year ended December 31,
	2015	2014
	(In thousands of US$)
Net revenues	$3,769,301	$4,832,823
Total operating costs and expenses	$(3,316,045)	$(3,998,642)
Operating income	$453,256	$834,181
Net income	$415,392	$763,441

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign and close monitoring of cross-border currency movement, as well as slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau is developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau intensify the competition in the business that we are in;

•	Gaming promoters in Macau are experiencing decreased liquidity that has resulted in the cessation of business of certain gaming promoters, this trend may affect our operations in a number of ways:

-	as most of our gaming promoters are provided with credit as part of the ordinary course of business, our gaming promoters’ failure in business may expose us to higher credit risk;

-	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigations and regulatory enforcement actions may increase, this in turn may expose us to higher risk for litigation, regulatory enforcement actions and damage to our reputations; and

-	since we depend on gaming promoters for our VIP gaming revenues, their failure may expose us to a higher operational risk.

•	Our 2015 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources, that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect more our significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and our anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings are placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of US$5.8 million and an increase in net income of US$5.8 million for the year ended December 31, 2015.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The estimated term of the leases are periodically reviewed. For the review of such estimated term of the leases under the applicable land concession contracts, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the leases under the land concession contracts for Altira Macau and City of Dreams, in accordance with the relevant accounting standards, have been extended to April 2047 and May 2049, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years. The changes in estimated term of the leases under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of US$2.5 million and an increase in net income of US$2.4 million for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2015 and 2014 were US$415.4 million and US$300.1 million, respectively, were attributable to our development and construction projects, including the fifth hotel tower, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 21 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the year ended December 31, 2015. During the year ended December 31, 2014, an impairment loss of US$4.1 million was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

A detailed evaluation was performed as of December 31, 2015 and 2014 and each computed fair value of our reporting unit was in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2015 and 2014.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2015 and 2014. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Grand Hyatt Macau hotel, Taipa Square Casino and Studio City Casino. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions of the hotel are therefore recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given that we operate the Taipa Square Casino and Studio City Casino under a right to use agreement and the Services Agreement, respectively, with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenues are therefore recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points earned in customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2015 and 2014, approximately 30.3% and 40.1% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2015 and 2014, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2015, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.4 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2015 and 2014, we recorded valuation allowances of US$60.6 million and US$63.8 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our total net revenues for the year ended December 31, 2015 were US$3.77 billion, a decrease of US$1.06 billion, or 22.0%, from US$4.83 billion for the year ended December 31, 2014. The decline in total net revenues was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau primarily driven by deteriorating demand from Chinese players as well as restrictive policies, partially offset by the casino revenues generated from operating the gaming areas of Studio City. Net income from Studio City gaming operation will be reimbursed to Studio City Entertainment pursuant to the Services Agreement, which is included in general and administrative expenses.

Our total net revenues for the year ended December 31, 2015 consisted of US$3.51 billion of casino revenues, representing 93.0% of our total net revenues, and US$262.9 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2014 comprised US$4.65 billion of casino revenues, representing 96.2% of our total net revenues, and US$185.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2015 were US$3.51 billion, representing a US$1.14 billion, or 24.6%, decrease from casino revenues of US$4.65 billion for the year ended December 31, 2014, primarily due to a decrease in casino revenues at City of Dreams and Altira Macau of US$1,049.1 million, or 28.2%, and US$165.9 million, or 22.8%, respectively, primarily driven by deteriorating demand from Chinese players as well as restrictive policies, partially offset by the casino revenues at Studio City of US$94.4 million since we started operating the gaming areas of Studio City upon its opening. Pursuant to the Services Agreement, net income arisen from operating the gaming areas of Studio City will be reimbursed to Studio City Entertainment, which is included in general and administrative expenses.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2015 was US$23.8 billion, representing a decrease of US$9.8 billion, or 29.2%, from US$33.6 billion for the year ended December 31, 2014. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2015, within our expected level of 2.7% to 3.0%, and increased from 2.76% for the year ended December 31, 2014. In the mass market table games segment, mass market table games drop was US$616.1 million for the year ended December 31, 2015, representing a decrease of 18.6% from US$756.7 million for the year ended December 31, 2014. The mass market table games hold percentage was 17.9% for the year ended December 31, 2015, demonstrating an increase from 15.8% for the year ended December 31, 2014. Average net win per gaming machine per day was US$98 for the year ended December 31, 2015.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2015 of US$44.0 billion represented a decrease of US$38.1 billion, or 46.4%, from US$82.1 billion for the year ended December 31, 2014. The rolling chip win rate (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2015, in line with our expected range of 2.7% to 3.0%, and increased from 2.83% for the year ended December 31, 2014. In the mass market table games segment, mass market table games drop was US$4.71 billion for the year ended December 31, 2015 which represented a decrease of US$0.58 billion, or 11.0%, from US$5.29 billion for the year ended December 31, 2014. The mass market table games hold percentage was 35.1% in the year ended December 31, 2015, while decreasing from 37.5% for the year ended December 31, 2014. Average net win per gaming machine per day was US$404 for the year ended December 31, 2015, a decrease of US$60, or 12.9%, from US$464 for the year ended December 31, 2014.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day remained stable at US$303 for both years ended December 31, 2015 and 2014.

Rooms. Room revenues (including the retail value of promotional allowances) remained stable at US$136.7 million and US$137.2 million for the years ended December 31, 2015 and 2014, respectively. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$212, 98% and US$209, respectively, for the year ended December 31, 2015, as compared to US$232, 99% and US$229, respectively, for the year ended December 31, 2014. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$201, 99% and US$198, respectively, for the year ended December 31, 2015, as compared to US$197, 99% and US$195, respectively, for the year ended December 31, 2014.

Food and beverage. Food and beverage revenues (including the retail value of promotional allowances) were US$80.1 million and US$85.9 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to lower business volumes in City of Dreams and Altira Macau.

Entertainment, retail and others. Entertainment, retail and other revenues (including the retail value of promotional allowances) were US$212.9 million and US$142.6 million for the years ended December 31, 2015 and 2014, respectively. The increase of US$70.3 million in entertainment, retail and other revenues from the year ended December 31, 2014 to the year ended December 31, 2015 was primarily due to the increase in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expense. The increase was offset in part by City of Dreams’ lower yield of rental income and the decrease in ticket sales mainly due to the decrease in visitation of certain non-gaming attractions and the temporary closure of TABOO show during the year ended December 31, 2015.

Operating costs and expenses

Total operating costs and expenses were US$3.32 billion for the year ended December 31, 2015, representing a decrease of US$682.6 million, or 17.1%, from US$4.00 billion for the year ended December 31, 2014. The decrease in operating costs was in-line with the declined gaming volume and associated lower revenues at City of Dreams and Altira Macau, partially offset by the operating costs from operating the gaming areas of newly-opened Studio City.

Casino. Casino expenses decreased by US$741.5 million, or 22.9%, to US$2.50 billion for the year ended December 31, 2015 from US$3.24 billion for the year ended December 31, 2014 primarily due to a decrease in gaming tax and other levies and commission expenses at City of Dreams and Altira Macau, which decreased as a result of decreased gaming volume and associated lower revenues, partially offset by the casino expenses at Studio City which Melco Crown Macau will be reimbursed for pursuant to the Services Agreement.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$15.2 million and US$12.7 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to a lower level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses and an increase in payroll costs.

Food and beverage. Food and beverage expenses were US$22.1 million and US$23.1 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the decrease in payroll and other operating costs associated with the decrease in revenues, partially offset by lower level of complimentary food and beverage offered to gaming customers for which the associated costs were included in casino expenses.

Entertainment, retail and others. Entertainment, retail and other expenses were US$57.8 million and US$62.2 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the decrease in operating costs for the non-gaming attractions at City of Dreams, which was in-line with the decrease in business volumes.

General and administrative. General and administrative expenses increased by US$63.0 million, or 18.8%, to US$398.7 million for the year ended December 31, 2015 from US$335.7 million for the year ended December 31, 2014, primarily due to an increase in payroll and other administrative expenses incurred for providing management services to affiliated companies for which the associated income was included in entertainment, retail and other revenues, as well as the reimbursement of the net income from Studio City gaming operation to Studio City Entertainment for operating the gaming areas of Studio City under the Services Agreement for the year ended December 31, 2015.

Pre-opening costs. Pre-opening costs were US$21.1 million for the year ended December 31, 2015 as compared to US$5.7 million for the year ended December 31, 2014. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2015 primarily related to payroll expenses in connection with Studio City for which the associated management fee income was included in other income, net. Pre-opening costs for the year ended December 31, 2014 primarily related to the SOHO project.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2015 and 2014.

Amortization of land use rights. Amortization of land use rights expenses were US$18.4 million and US$20.9 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the extension of the estimated lease term of the land use rights in Macau since October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$223.7 million and US$233.8 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to certain assets becoming fully depreciated at City of Dreams during the year ended December 31, 2015 and the extension of estimated useful life of building structures of Altira Macau and City of Dreams since October 2015.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2015 were US$1.2 million, which primarily included US$0.9 million termination costs as a result of departmental restructuring. Property charges and others for the year ended December 31, 2014 were US$5.2 million, which primarily included assets write-off and impairment of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange loss, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$6.7 million for the year ended December 31, 2015, as compared to US$7.1 million for the year ended December 31, 2014. The decrease was primarily due to lower level of deposits placed at banks in average during the year ended December 31, 2015.

Interest expenses were US$39.7 million (net of capitalized interest of US$19.5 million) for the year ended December 31, 2015, compared to US$54.3 million (net of capitalized interest of US$7.7 million) for the year ended December 31, 2014. The decrease in net interest expenses (net of interest capitalization) of US$14.6 million was primarily due to higher interest capitalization of US$11.8 million associated with the development and construction projects at City of Dreams and lower interest charge of US$2.5 million arising from the refinancing of the 2011 Credit Facilities with the 2015 Credit Facilities in late June 2015.

Other finance costs for the year ended December 31, 2015 of US$21.7 million, included US$17.2 million of amortization of deferred financing costs and US$4.5 million of loan commitment fees. Other finance costs for the year ended December 31, 2014 of US$18.2 million included US$15.4 million of amortization of deferred financing costs and US$2.8 million of loan commitment fees. The increase in amortization of deferred financing costs and loan commitment fees was primarily arising from the refinancing of the 2011 Credit Facilities with the 2015 Credit Facilities.

Loss on extinguishment of debt for the year ended December 31, 2015 was US$0.5 million, which mainly represented the unamortized deferred financing costs of the 2011 Credit Facilities that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2014.

Costs associated with debt modification for the year ended December 31, 2015 were US$0.6 million, which mainly represented legal and professional fees incurred for refinancing the 2011 Credit Facilities with 2015 Credit Facilities that are not eligible for capitalization. There were no costs associated with debt modification for the year ended December 31, 2014.

Other income, net for the year ended December 31, 2015 were US$22.0 million, which mainly represented the management fee income for the provision of management services to Studio City before its commencement of operations, for which the associated costs were included in pre-opening costs.

Income tax expense

Income tax expense for the year ended December 31, 2015 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, partially offset by a deferred tax credit of US$1.0 million. The effective tax rate for the year ended December 31, 2015 was 0.4%, as compared to 0.3% for the year ended December 31, 2014. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax of US$64.4 million and US$109.2 million during the years ended December 31, 2015 and 2014, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of income for which no income tax expense is payable and the effect of lump sum in lieu of Macau Complementary Tax on dividend for the years ended December 31, 2015 and 2014. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net income

As a result of the foregoing, we had net income of US$415.4 million for the year ended December 31, 2015, compared to US$763.4 million for the year ended December 31, 2014.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2015, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,041.6 million, US$587.9 million and US$15.1 million, respectively.

In June 2015, Melco Crown Macau completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years. The 2015 Credit Facilities was used to refinance the outstanding balance of the 2011 Credit Facilities, with the remaining proceeds available for general corporate purposes. Under the 2015 Credit Facilities, we drew down the entire term loan and repaid the entire outstanding balance of the 2011 Credit Facilities, while the revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion to be made available, upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2015	2014
	(In thousands of US$)
Net cash provided by operating activities	$670,645	$1,080,208
Net cash used in investing activities	$(824,009)	$(382,002)
Net cash provided by (used in) financing activities	$8,918	$(676,797)

Net (decrease) increase in cash and cash equivalents	$(144,446)	$21,409
Cash and cash equivalents at beginning of year	$1,186,091	$1,164,682

Cash and cash equivalents at end of year	$1,041,645	$1,186,091

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$670.6 million for the year ended December 31, 2015, compared to US$1,080.2 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance, as described in the foregoing section, and increased working capital for the operations.

Investing Activities

Net cash used in investing activities was US$824.0 million for the year ended December 31, 2015, compared to net cash used in investing activities of US$382.0 million for the year ended December 31, 2014. The increase was primarily due to an increase on net placement of bank deposits with original maturity over three months, capital expenditure payments and restricted cash, partially offset by the net repayment of advance to shareholder in the current year and a decrease in advance payments and deposits for acquisition of property and equipment.

Net cash used in investing activities for the year ended December 31, 2015 mainly included a net increase in bank deposits with original maturity over three months of US$477.3 million, capital expenditure payments of US$358.2 million, advance payments and deposits for acquisition of property and equipment of US$29.5 million, an increase in restricted cash of US$14.5 million and land use rights payment of US$7.3 million, partially offset by the net repayment of advance to shareholder of US$62.1 million.

The net increase of US$477.3 million in the amount of bank deposits with original maturity over three months was due to new deposits placed during the year, partially offset by the withdrawal upon maturity of the deposits. As of December 31, 2015, we have placed bank deposits of US$587.9 million with their original maturity over three months for a better yield (December 31, 2014: US$110.6 million).

Our total capital expenditure payments for the year ended December 31, 2015 were US$358.2 million, as compared to US$240.9 million for the year ended December 31, 2014. Such capital expenditures for both years were mainly associated with our development and construction projects as well as enhancements to our integrated resort offerings at City of Dreams. The increase was primarily due to the development of various projects at City of Dreams, including the fifth hotel tower and expansion of retail precinct. We also paid US$7.3 million for the scheduled installment of City of Dreams’ land premium payment for the year ended December 31, 2015.

Financing Activities

Net cash provided by financing activities amounted to US$8.9 million for the year ended December 31, 2015 which primarily represented the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million and the fund from an affiliated company of US$121.9 million, offset in part by the dividends payment of US$150.0 million, the scheduled repayments of the term loan under the 2011 Credit Facilities of US$64.2 million and the payment of debt issuance cost of US$47.0 million associated with the 2015 Credit Facilities.

Net cash used in financing activities amounted to US$676.8 million for the year ended December 31, 2014 which primarily represented dividend payments of US$420.0 million and the scheduled repayments of the term loan under 2011 Credit Facilities of US$256.7 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2015:

As of December 31,
2015
(in thousands of US$)
2013 Senior Notes	$1,000,000
2015 Credit Facilities	$501,285

$1,501,285

Major changes in our indebtedness during the year ended and subsequent to December 31, 2015 are summarized below.

In June 2015, Melco Crown Macau completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years. Under the 2015 Credit Facilities, we drew down the entire term loan and repaid the entire outstanding balance of the 2011 Credit Facilities, while the revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. In addition, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion to be made available, upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

The 2015 Credit Facilities contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreement, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, our company or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries may result in an event of default and/or a requirement to prepay the 2015 Credit Facilities in full. Other applicable change of control events under the 2015 Credit Facilities include the Parent ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of our company. The terms of the 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event, and in the case of a decline of the shareholding of Melco Crown Macau, which is accompanied by a ratings decline, will require us to offer to repurchase the 2013 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the 2013 Senior Notes to the date of repurchase.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, the fifth hotel tower at City of Dreams in Cotai, Macau.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Our company commenced expansion of its retail precinct at City of Dreams, which is expected to open in mid-2016. Our company is also developing the fifth hotel tower at City of Dreams.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2015, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$233.1 million including advance payments for construction costs of US$24.9 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 19 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long term indebtedness and other known contractual obligations are summarized below as of December 31, 2015.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2015 Credit Facilities	$22.6	$90.2	$90.2	$298.3	$501.3
2013 Senior Notes	—	—	—	1,000.0	1,000.0
Fixed interest payments	50.0	100.0	100.0	6.2	256.2
Variable interest payments(2)	9.8	17.3	13.8	2.8	43.7
Capital lease obligations(3)	0.1	0.2	0.1	—	0.4
Operating lease obligations:
Operating leases, including Mocha Clubs locations	9.9	16.3	15.8	12.1	54.1
Construction costs and property and equipment retention payables	9.0	0.2	—	—	9.2
Other contractual commitments:
Government annual land use fees(4)	1.4	2.7	2.9	17.4	24.4
Fixed interest on land premium(4)	0.1	—	—	—	0.1
Construction, plant and equipment acquisition commitments(5)	134.6	98.5	—	—	233.1
Gaming subconcession premium(6)	26.9	53.8	53.8	40.1	174.6

Total contractual obligations	$264.4	$379.2	$276.6	$1,376.9	$2,297.1

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2015 plus the applicable interest rate spread in accordance with the debt agreement. Actual rates will vary.
(3)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(4)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligations.
(5)	See note 19(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.
(6)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2015 through to the termination of the gaming subconcession in June 2022.

Off-Balance Sheet Arrangements

Except as disclosed in note 19(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2015, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

On March 31, 2015, we declared a dividend of US$124,792.01 per share to the Parent. On March 31, 2016, the Sole Director of our company declared a dividend of US$499.168.05 per share.

Restrictions on Distributions

The 2011 Credit Facilities contained restrictions, which applied until the 2011 Credit Facilities was amended and restated by 2015 Credit Facilities on June 29, 2015, on paying dividends to companies or persons who were not members of the relevant borrowing group, comprising Melco Crown Macau and certain of our subsidiaries specified as guarantors (the “2011 Borrowing Group”), unless certain financial tests and conditions were satisfied. Dividends might be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The 2015 Credit Facilities removed certain restrictions on paying of dividends applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the relevant borrowing group, comprising Melco Crown Macau and certain of our subsidiaries specified as guarantors (the “2015 Borrowing Group”) remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities. See “Description of Other Material Indebtedness” for more details.

The indenture governing the 2013 Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by our company and its respective restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2015, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2015 and 2014, approximately 67% and 71%, respectively, of our total indebtedness was based on fixed rates. The decrease was primarily due to the drawdown of the entire term loan under the 2015 Credit Facilities of US$501.3 million, offset by the repayment of the entire outstanding balance of the 2011 Credit Facilities of US$353.0 million. Based on December 31, 2015 and 2014 indebtedness levels, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$5.0 million and US$4.2 million, respectively.

Interests in the security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2015, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2015 and 2014. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2015.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2015 were U.S. dollar, H.K. dollar, Pataca and New Taiwan dollar. Based on the cash and bank balances as of December 31, 2015 and 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$16.4 million and US$12.9 million for the years ended December 31, 2015 and 2014, respectively.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2015, an assumed 1% change in the exchange rate between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$5.0 million.

BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. Since Studio City commenced operation on October 27, 2015, our subsidiary Melco Crown Macau operates the gaming areas of Studio City pursuant to the Service Agreement.

We are developing the fifth hotel tower at City of Dreams in Cotai, Macau. For prevailing Macau market condition, see “Market and Competition”.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau: Altira Macau and Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. In 2015 and 2014, Macau generated approximately US$28.8 billion and US$43.9 billion of gaming revenue, respectively, according to the DICJ. Gaming revenue in Macau has increased at a five year CAGR from 2010 to 2015 of 4.15%. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2015, City of Dreams operated approximately 500 gaming tables and approximately 1,250 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and receives management fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” Crown Towers hotel and Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes around 30 restaurants and bars, approximately 70 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

Attributing to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Crown Towers was the first hotel brand in Macau to have received Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014, and has once been again recognized as a Forbes 5-Star hotel for the fourth consecutive year in 2016. In addition, its Forbes 5-Star restaurants, Jade Dragon and The Tasting Room, have risen to even greater heights by increasing their Michelin star tally to two each in the Michelin Guide to Hong Kong and Macau in 2016. Impressively, Shinji by Kanesaka was awarded a Michelin star after less than a year of operation.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. This production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award of the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in mid-2016. We are also developing the fifth hotel tower at City of Dreams.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2015, Altira Macau operated approximately 124 gaming tables and 62 gaming machines. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-Star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star rating in lodging and spa categories by Forbes Travel Guide for seven consecutive years. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the prestigious World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant, Aurora, and its Japanese restaurant, Tenmasa, both earned Forbes 5-Star recognition in the Forbes Travel Guide in 2015. Its Chinese restaurant, Ying, along with Aurora and Tenmasa, were recommended by the Michelin Guide to Hong Kong and Macau in 2016 and were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with 38 Lounge at Altira Macau were included in the exclusive list of Hong Kong Tatler’s Best Restaurants guide in 2015.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2015, Mocha Clubs had seven clubs with a total of 1,259 gaming machines in operation, which represented 8.6% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Our Development Projects

As mentioned above, we are developing the fifth hotel tower at City of Dreams in Cotai. Further, we continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014 respectively. Under the terms of the revised land concession, the development period was extended to the date falling 4 years from January 29, 2014 (being the publication date of the amendment in the Macau official gazette), the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which has been paid up in full in January 2016.

Under the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use for City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). The total land premium required is MOP169.3 million (equivalent to approximately US$21.1 million) which has been fully paid up in 2013. According to the terms of the revised land concession, the revised annual government land use fees payable are of approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 8,030 square meters (equivalent to approximately 86,450 square feet) at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	9,000

Total			86,450

Premises are being operated under lease, sublease or rights to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a portion of our casino revenue. For the years ended December 31, 2015 and 2014, approximately 30.3% and 40.1% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2015 and 2014, we had agreements in place with 80 and 97 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009 as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a common practice in Macau gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters.

Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2015 and 2014, Macau generated approximately US$28.8 billion and US$43.9 billion of gaming revenue, respectively, according to the DICJ. Gaming revenue in Macau has increased at a five year CAGR from 2010 to 2015 of 4.15%. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 18.6% in 2013 and 13.5% in 2012, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015, primarily driven by deteriorating demand from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015, as compared to 2014. The weak operating environment has continued into 2016, with gross gaming revenues in Macau declining approximately 11.8% on a year-over-year basis in the first two months of 2016, according to the DICJ.

The mass market table games segment accounted for 39.5% of market-wide gross gaming revenues in 2015, compared to 35.4% for 2014, according to the DICJ. The Parent, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market.

Despite these matters, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 30.7 million visitors in 2015, which represents a declined 2.6% compared to 2014. While visitors from China represented 66.5%, which is a decline of 4% as compared to 2014, visitors from Hong Kong and Taiwan represented 21.3% and 3.2%, of all visitors to Macau in 2015, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, which is a company listed on the HKSE in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has begun construction of its new casino in Cotai which has been announced to open in 2017.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in June 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. has announced proposals for the development of an additional Hotel tower at Sands Cotai Central in Cotai and the opening of the Parisian in Cotai in the second half of 2016.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction of additional project in February 2013 and has been announced to open in the first quarter of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2015 was 5,957. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with MCE Leisure (Philippines) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation fluctuate considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 15,530 and 12,323 employees as of December 31, 2015 and 2014, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2015 and 2014.

	As of December 31,
	2015		2014
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	661	4.3%	705	5.7%
Altira Macau	1,712	11.0%	2,187	17.7%
City of Dreams	7,754	49.9%	8,709	70.7%
Corporate and centralized services	594	3.8%	627	5.1%
Studio City	4,809	31.0%	95	0.8%

Total	15,530	100.0%	12,323	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the MCE You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied for or registered numerous trademarks, including “Altira”, “Mocha Club”, “City of Dreams” and “Melco Crown Entertainment” in, as the case may be, Macau and other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Save as disclosed in the following paragraph, based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Stephanie Cheung	53	Director
Lawrence Yau Lung Ho	39	Chief Executive Officer
Geoffrey Stuart Davis	48	Chief Financial Officer

Ms. Stephanie Cheung is our director. Ms. Cheung is also the executive vice president and chief legal officer of the Parent and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined the Parent. She has acted as the secretary to the Parent’s board since she joined the Parent. Prior to joining the Parent, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as an executive director of the Parent on December 20, 2004 and has served as a co-chairman and chief executive officer of the Parent since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the HKSE, since July 10, 2013.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors and a vice patron of The Community Chest of Hong Kong; member of Science and Technology Council of the Macau SAR Government; member of All China Youth Federation; member of Macau Basic Law Promotional Association; chairman of Macau International Volunteers Association; member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau and director executive of Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time, and was one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years. In 2015, he was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for fourth time, and was granted the Leadership Gold Award in the Business Awards of Macau.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined the Parent. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2015 and 2014, see note 20 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into a project facility with certain lenders in the aggregate amount of US$1.75 billion to fund the City of Dreams project (the “City of Dreams Project Facility”), which has been amended from time to time. On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities pursuant to an amendment agreement dated June 22, 2011 between the facility agent, the security agent, Melco Crown Macau and certain of its subsidiaries specified as guarantors under the City of Dreams Project Facility.

On June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement (the “2015 Credit Facilities”) entered into by, among others, the Borrower and certain lenders in respect of the 2011 Credit Facilities, on June 19, 2015. The 2015 Credit Facilities reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years (the “2015 Revolving Credit Facility”). Under the 2015 Credit Facilities, we drew down the entire 2015 Term Loan Facility and repaid the entire outstanding balance of the 2011 Credit Facilities, while the 2015 Revolving Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. In addition, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion (the “2015 Incremental Facility”), to be made available upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

Maturity Date

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility.

Drawdowns/Repayment

As of December 31, 2014 and 2013, the 2011 Term Loan Facility had been fully drawn down. During the year ended December 31, 2014, we repaid HK$1,997.3 million (equivalent to approximately US$256.7 million) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013. As of December 31, 2014, we had total outstanding borrowings of HK$3.25 billion (equivalent to approximately US$417.2 million) under the 2011 Credit Facilities. No drawings had been made under the 2011 Revolving Credit Facility of HK$3.12 billion (equivalent to approximately US$401.1 million).

On June 29, 2015, the 2015 Term Loan Facility of HK$3.90 billion (equivalent to approximately US$501.3 million) was fully drawn down to repay the entire outstanding balance of the 2011 Credit Facilities, and the availability period for this facility has expired. The Borrower has made no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facility during the year ended December 31, 2015.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date.

The 2015 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule commencing on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160.0 million (equivalent to US$20.6 million), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of US$50.0 million. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, comprised in any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be cancelled and all amounts outstanding thereunder will become immediately due and payable.

Accounts

The terms of the 2011 Credit Facilities require that, subject to certain exceptions, all of the bank accounts of members of the Borrowing Group are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto. This regime remains in place in the 2015 Credit Facilities (except that minor conforming changes have been made for consistency with the other terms of the 2015 Credit Facilities).

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bore an initial interest rate from June 30, 2011 of HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, in respect of the Borrowing Group. In addition a commitment fee was payable quarterly in arrears from June 30, 2011 throughout the availability period, payable on the daily undrawn amount under the available portion of the 2011 Revolving Credit Facility.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2015 Credit Facilities amounting to US$3.1 million were recognized during the year ended December 31, 2015.

Security

Security for the 2015 Credit Facilities remains the same as for the 2011 Credit Facilities, and includes a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2015 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2015 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2015 Borrowing Group and equipment and tools used in the gaming business by the 2015 Borrowing Group; subordination and assignment of shareholder and other intra-group loans; as well as other customary security.

Covenants

The 2015 Credit Facilities contains covenants (equivalent to those in the 2011 Credit Facilities but relaxed in many instances) customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets.

The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio, but with lower covenant compliance levels than previously:

a.	Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 3.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards;

b.	Total Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 4.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards; and

c.	Interest Cover, as defined in the 2015 Credit Facilities, which must be greater than or equal to 2.50 to 1.00 for the quarterly reporting periods ending September 30, 2015 onwards.

The first test date of the financial covenants was September 30, 2015. As of December 31, 2015, management believes that the 2015 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There remain provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group, although the restrictions have been amended, and the payment of dividends is now permitted either:

a.	among the 2015 Borrowing Group;

b.	where arising from revenues derived from certain specified operations outside the 2015 Borrowing Group; or

c.	(on the basis that no event of default is continuing or likely to occur as a result of such distribution) subject to compliance with the relevant financial covenants on a pro forma basis.

As of December 31, 2015, net assets of the 2015 Borrowing Group of approximately US$3,825.0 million were restricted from being distributed under the terms of the 2015 Credit Facilities.

Events of Default

The event of default regime under the 2015 Credit Facilities is similar in scope to that of 2011 Credit Facilities (although certain events of default under the 2011 Credit Facilities have been removed or relaxed), and comprises events of default that are customary for a facility of this nature including, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors; (iv) the breach of the credit facility documents, Melco Crown Macau’s subconcession contract and land concessions; (v) insolvency or bankruptcy events; and (vi) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness” for a discussion of the change of control provisions contained in the 2015 Credit Facilities.

Other Financing

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

MCE FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Sole Director of MCE Finance Limited:

We have audited the accompanying consolidated financial statements of MCE Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCE Finance Limited and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 29, 2016

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,041,645	$1,186,091
Bank deposits with original maturity over three months	587,908	110,616
Restricted cash	15,121	629
Accounts receivable, net (Note 3)	238,168	253,111
Amounts due from affiliated companies (Note 20(b))	245,049	263,959
Inventories	19,280	18,749
Prepaid expenses and other current assets	44,395	43,107

Total current assets	2,191,566	1,876,262

PROPERTY AND EQUIPMENT, NET (Note 4)	2,403,759	2,273,419
GAMING SUBCONCESSION, NET (Note 5)	370,557	427,794
INTANGIBLE ASSETS (Note 6)	4,220	4,220
GOODWILL (Note 6)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 7)	73,701	98,699
ADVANCE TO SHAREHOLDER (Note 20(d))	600,096	664,147
DEFERRED FINANCING COSTS, NET	108,220	79,387
LAND USE RIGHTS, NET (Note 8)	357,268	375,687

TOTAL ASSETS	$6,191,302	$5,881,530

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$8,575	$10,837
Accrued expenses and other current liabilities (Note 9)	628,308	724,675
Income tax payable	2,817	2,804
Capital lease obligations, due within one year (Note 11)	73	163
Current portion of long-term debt (Note 10)	22,558	256,717
Amount due to shareholder (Note 20(d))	22,909	20,559
Amounts due to affiliated companies (Note 20(c))	54,611	19,328

Total current liabilities	739,851	1,035,083

LONG-TERM DEBT (Note 10)	1,478,727	1,160,449
OTHER LONG-TERM LIABILITIES (Note 12)	44,798	26,270
DEFERRED TAX LIABILITIES (Note 15)	15,009	16,024
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 11)	265	577
LAND USE RIGHT PAYABLE (Note 19(c))	—	3,788
COMMITMENTS AND CONTINGENCIES (Note 19)

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
SHAREHOLDER’S EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 5,000,000 shares and issued - 1,202 shares as of December 31, 2015 and 2014 (Note 14))	$—	$—
Additional paid-in capital	1,849,646	1,841,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	2,060,371	1,794,979

Total shareholder’s equity	3,912,652	3,639,339

TOTAL LIABILITIES AND EQUITY	$6,191,302	$5,881,530

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
OPERATING REVENUES
Casino	$3,506,397	$4,647,460
Rooms	136,703	137,195
Food and beverage	80,133	85,920
Entertainment, retail and others	212,901	142,584

Gross revenues	3,936,134	5,013,159
Less: promotional allowances	(166,833)	(180,336)

Net revenues	3,769,301	4,832,823

OPERATING COSTS AND EXPENSES
Casino	(2,500,680)	(3,242,160)
Rooms	(15,198)	(12,673)
Food and beverage	(22,072)	(23,137)
Entertainment, retail and others	(57,815)	(62,189)
General and administrative	(398,691)	(335,665)
Pre-opening costs	(21,079)	(5,669)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(18,419)	(20,939)
Depreciation and amortization	(223,680)	(233,782)
Property charges and others	(1,174)	(5,191)

Total operating costs and expenses	(3,316,045)	(3,998,642)

OPERATING INCOME	453,256	834,181

NON-OPERATING INCOME (EXPENSES)
Interest income	6,658	7,116
Interest expenses, net of capitalized interest	(39,658)	(54,296)
Amortization of deferred financing costs	(17,193)	(15,398)
Loan commitment fees	(4,485)	(2,808)
Foreign exchange loss, net	(2,346)	(3,108)
Other income, net	22,034	—
Loss on extinguishment of debt (Note 10)	(481)	—
Costs associated with debt modification (Note 10)	(592)	—

Total non-operating expenses, net	(36,063)	(68,494)

INCOME BEFORE INCOME TAX	417,193	765,687
INCOME TAX EXPENSE (Note 15)	(1,801)	(2,246)

NET INCOME	$415,392	$763,441

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholder’s Equity
	Ordinary Shares
	Shares	Amount
BALANCE AT JANUARY 1, 2014	1,202	$—	$2,261,725	$2,635	$1,031,538	$3,295,898
Net income for the year	—	—	—	—	763,441	763,441
Dividends declared (Note 18)	—	—	(420,000)	—	—	(420,000)

BALANCE AT DECEMBER 31, 2014	1,202	—	1,841,725	2,635	1,794,979	3,639,339
Net income for the year	—	—	—	—	415,392	415,392
Gain on transfer of economic benefits of property and equipment to an affiliated company (Note 4)	—	—	7,740	—	—	7,740
Gain on disposal of property and equipment to an affiliated company (Note 4)	—	—	181	—	—	181
Dividends declared (Note 18)	—	—	—	—	(150,000)	(150,000)

BALANCE AT DECEMBER 31, 2015	1,202	$—	$1,849,646	$2,635	$2,060,371	$3,912,652

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$415,392	$763,441
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	299,336	311,958
Amortization of deferred financing costs	17,193	15,398
Loss on disposal of property and equipment	278	1,099
Impairment loss recognized on property and equipment	—	4,146
Allowance for doubtful debts and direct write off	39,292	37,669
Loss on extinguishment of debt	481	—
Written off deferred financing costs on modification of debt	592	—
Changes in operating assets and liabilities:
Accounts receivable	(23,231)	(7,178)
Amounts due from affiliated companies	18,398	9,059
Inventories	(531)	(580)
Prepaid expenses and other current assets	(1,288)	3,148
Long-term prepayments, deposits and other assets	988	(275)
Accounts payable	(2,262)	1,012
Accrued expenses and other current liabilities	(104,396)	(76,675)
Income tax payable	13	(2,797)
Amount due to shareholder	2,350	619
Amounts due to affiliated companies	(14,419)	4,754
Other long-term liabilities	21,813	16,369
Deferred tax liabilities	(1,015)	(558)
Advance to shareholder	1,661	(401)

Net cash provided by operating activities	670,645	1,080,208

CASH FLOWS FROM INVESTING ACTIVITIES
Placement of bank deposits with original maturity over three months	(727,898)	(110,616)
Payment for acquisition of property and equipment	(358,158)	(240,852)
Advance to shareholder	(43,313)	(553,891)
Advance payments and deposits for acquisition of property and equipment	(29,517)	(59,320)
Changes in restricted cash	(14,492)	(629)
Payment for land use rights	(7,302)	(3,559)
Payment for entertainment production costs	(3,100)	(1,346)
Proceeds from sale of property and equipment	3,767	1,117
Repayment of advance to shareholder	105,398	—
Withdrawals of bank deposits with original maturity over three months	250,606	587,094

Net cash used in investing activities	(824,009)	(382,002)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(150,000)	(420,000)
Principal payments on long-term debt	(64,179)	(256,717)
Payment of deferred financing costs	(46,990)	—
Principal payments on capital lease obligations	(146)	(80)
Fund from an affiliated company	121,935	—
Proceeds from long-term debt	148,298	—

Net cash provided by (used in) financing activities	8,918	(676,797)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(144,446)	21,409
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,186,091	1,164,682

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,041,645	$1,186,091

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(42,811)	$(54,794)
Cash paid for tax	(2,803)	(5,600)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	54,070	48,730
Construction costs and property and equipment funded through advance from shareholder and amounts due from/to affiliated companies	3,667	2,396

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

MCE Finance Limited (the “Company”) was incorporated in the Cayman Islands on June 7, 2006 and the Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Crown (Macau) Limited (“Melco Crown Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of casino gaming and entertainment casino resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market.

The Group currently operates Altira Macau, a casino hotel located at Taipa, Macau, City of Dreams, an integrated urban casino resort located at Cotai, Macau, Studio City Casino, a casino located at Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau developed by affiliated companies of the Group which are majority-owned by MCE and commenced operations on October 27, 2015, Taipa Square Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2015 and 2014, the Company’s sole shareholder is Melco Crown Entertainment Limited (“MCE”), a company incorporated in the Cayman Islands. MCE’s American depository shares are listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America and its ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) until 4:00 p.m. on July 3, 2015, the date of MCE completed the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange. As of December 31, 2015 and 2014, the major shareholders of MCE are Melco International Development Limited (“Melco”), a Hong Kong-listed company, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

Upon acquisition of Melco Crown Macau in 2006, MCE underwent a group restructuring in order for the Company to become the intermediate holding company of the Gaming Group (the “Transaction”). On June 7, 2006, MCE set up the Company and transferred its interests in MPEL International Limited (“MPEL International”), a subsidiary of MCE, which in turn is the immediate holding company of the Gaming Group, to the Company. The Transaction was completed on June 26, 2006. The consolidated financial statements of the Group have been prepared on the basis that the Company has been the holding company of MPEL International and the Gaming Group since the establishment of MPEL International and the Gaming Group as there is no change in MCE’s control of MPEL International and the Gaming Group before and after the Transaction.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cashier’s orders, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months. Restricted cash as of December 31, 2015 and 2014 represents bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Project Facility as defined in Note 19(e) and other associated agreements.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2015 and 2014, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2015 and 2014, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings are placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827 and an increase in net income of $5,827 for the year ended December 31, 2015.

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment casino resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $59,150 and $61,952, of which $19,492 and $7,656 were capitalized for the years ended December 31, 2015 and 2014, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2015 and 2014.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Macau, the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

No impairment loss was recognized during the year ended December 31, 2015. During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount was included in the consolidated statements of operations.

(m)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $17,193 and $15,398 were recorded during the years ended December 31, 2015 and 2014, respectively.

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated lease term of the land.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Land Use Rights, Net - continued

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The estimated term of the leases are periodically reviewed. For the review of such estimated term of the leases under the applicable land concession contracts, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the leases under the land concession contracts for Altira Macau and City of Dreams, in accordance with the relevant accounting standards, have been extended to April 2047 and May 2049, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The changes in estimated term of the leases under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $2,518 and an increase in net income of $2,420 for the year ended December 31, 2015.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Taipa Square Casino and Studio City Casino. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel’s business; it is the principal and the transactions of the hotel are therefore recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given the Group operates the Taipa Square Casino and Studio City Casino under a right to use agreement and a Services Agreement as defined in Note 20, respectively, with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2015 and 2014 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2015	2014
Rooms	$20,780	$22,209
Food and beverage	47,289	53,198
Entertainment, retail and others	8,056	7,683

	$76,125	$83,090

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $1,646,048 and $2,274,244 for the years ended December 31, 2015 and 2014, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs in connection with certain one-off activities related to the marketing of new facilities and operations.

(s)	Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $40,531 and $35,032 for the years ended December 31, 2015 and 2014, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca (“MOP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(u)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(v)	Accumulated Other Comprehensive Income

As of December 31, 2015 and 2014, the Group’s accumulated other comprehensive income consisted solely of foreign currency translation adjustment.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015 with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance is effective for interim and fiscals years beginning after December 15, 2015, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2015	2014
Casino	$440,276	$414,362
Hotel	1,576	1,458
Other	7,037	6,077

Sub-total	448,889	421,897
Less: allowance for doubtful debts	(210,721)	(168,786)

	$238,168	$253,111

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

During the years ended December 31, 2015 and 2014, the Group has provided allowance for doubtful debts, net of recoveries of $37,942 and $29,979 and has directly written off accounts receivable of $1,350 and $7,690, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2015	2014
At beginning of year	$168,786	$143,334
Additional allowance, net of recoveries	37,942	29,979
Reclassified from (to) long-term receivables, net	3,993	(4,527)

At end of year	$210,721	$168,786

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost
Buildings	$2,442,756	$2,428,325
Furniture, fixtures and equipment	530,878	471,140
Leasehold improvements	346,934	328,766
Plant and gaming machinery	176,232	165,028
Motor vehicles	13,057	11,239
Construction in progress	525,435	251,985

Sub-total	4,035,292	3,656,483
Less: accumulated depreciation and amortization	(1,631,533)	(1,383,064)

Property and equipment, net	$2,403,759	$2,273,419

As of December 31, 2015 and 2014, construction in progress in relation to City of Dreams included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $53,553 and $23,194, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $562 and $274 as of December 31, 2015 and $850 and $117 as of December 31, 2014, respectively. Further information of the lease arrangements is included in Note 11.

During the year ended December 31, 2015, the Group transferred the future economic benefits of certain plant and equipment for the operation of the Studio City Casino to Studio City Entertainment Limited (formerly known as MSC Diversões, Limitada and New Cotai Entertainment (Macau) Limited) (“Studio City Entertainment”), an affiliated company of the Group which is majority-owned by MCE, pursuant to the Services Agreement as defined in Note 20 (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Group. The arrangement resulted in the recognition of an impairment loss of the Studio City Gaming Assets of $67,162 and a corresponding receivable from Studio City Entertainment which classified as amounts due from affiliated companies in the consolidated balance sheets. During the year ended December 31, 2015, certain Studio City Gaming Assets with aggregate carrying amounts of $67,162 were transferred to Studio City Entertainment at a total consideration of $74,902, the Group recognized a gain on transfer of Studio City Gaming Assets of $7,740 as additional paid-in capital in the consolidated statements of shareholder’s equity.

During the year ended December 31, 2015, the Group disposed certain of its plant and equipment with aggregate carrying amounts of $35 to an affiliated company at a consideration of $216 and recognized a gain on disposal of plant and equipment of $181 as additional paid-in capital in the consolidated statements of shareholder’s equity.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	GAMING SUBCONCESSION, NET

	December 31,
	2015	2014
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(529,443)	(472,206)

Gaming subconcession, net	$370,557	$427,794

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of MCE in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2016 through 2021, and approximately $27,135 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2015 and 2014.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2015	2014
Entertainment production costs	$77,284	$73,819
Less: accumulated amortization	(43,888)	(34,646)

Entertainment production costs, net	33,396	39,173
Advance payments for construction costs	24,895	40,962
Long-term receivables, net	9,201	10,114
Deposits and other	6,209	8,450

Long-term prepayments, deposits and other assets	$73,701	$98,699

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. During the year ended December 31, 2015, net amount of long-term receivables of $5,111 and net amount of allowance for doubtful debts of $3,993 were reclassified to current. During the year ended December 31, 2014, net amount of current accounts receivable of $8,642 and net amount of allowance for doubtful debts of $4,527 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2015	2014
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578

	546,053	546,053
Less: accumulated amortization	(188,785)	(170,366)

Land use rights, net	$357,268	$375,687

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
Outstanding gaming chips and tokens	$158,286	$236,920
Gaming tax accruals	149,426	170,024
Staff cost accruals	86,927	80,164
Customer deposits and ticket sales	73,150	80,677
Operating expense and other accruals and liabilities	69,626	70,480
Construction costs payables	40,762	27,201
Property and equipment payables	27,025	32,893
Interest expenses payable	19,318	19,014
Land use right payable	3,788	7,302

	$628,308	$724,675

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2015	2014
2013 Senior Notes	$1,000,000	$1,000,000
2015 Credit Facilities	501,285	—
2011 Credit Facilities	—	417,166

	1,501,285	1,417,166
Current portion of long-term debt	(22,558)	(256,717)

	$1,478,727	$1,160,449

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment and restatement agreement (the “2011 Credit Facilities”), which was further amended on June 29, 2015 pursuant to a second amendment and restatement agreement dated June 19, 2015 (and defined as the “2015 Credit Facilities”) as described below, with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”). The City of Dreams Project Facility was originally entered on September 5, 2007 (and was subsequently amended from time to time) in an aggregate amount of $1,750,000 to fund the development of City of Dreams. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which were denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed one of the Borrower’s subsidiaries which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its affiliates and subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The 2011 Credit Facilities would have matured on June 30, 2016. The 2011 Term Loan Facility was subject to quarterly amortization payments commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility would have been repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower had the option to make voluntary prepayments with a minimum amount required in respect of the 2011 Credit Facilities, plus any applicable break costs. The Borrower was also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group, subject to certain exceptions; (ii) the net proceeds in excess of a required amount under the 2011 Credit Facilities of certain asset sales, subject to reinvestment rights and certain exceptions; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses in excess of a required amount under the 2011 Credit Facilities to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility was to be made available on a fully revolving basis to the date that was one month prior to the 2011 Revolving Credit Facility’s final maturity date.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The indebtedness under the 2011 Credit Facilities was guaranteed by the 2011 Borrowing Group, which applied until the 2011 Credit Facilities was amended on June 29, 2015. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also covered all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which were not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

The 2011 Credit Facilities contained certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There were provisions that limited or prohibited certain payments of dividends and other distributions by the 2011 Borrowing Group to companies or persons who were not members of the 2011 Borrowing Group (described in further detail in Note 17). As of December 31, 2014, the net assets of the 2011 Borrowing Group of approximately $3,559,000 were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower had the option to select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower was obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,385 and $2,808 were recognized during the years ended December 31, 2015 and 2014, respectively.

During the years ended December 31, 2015 and 2014, the Borrower repaid HK$499,315,200 (equivalent to $64,179) and HK$1,997,260,800 (equivalent to $256,717), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013, and the Borrower had no drawdown on the 2011 Revolving Credit Facility. Immediately before the amendment of the 2011 Credit Facilities on June 29, 2015, the Borrower had total outstanding borrowings of HK$2,746,233,600 (equivalent to $352,987) under the 2011 Credit Facilities and the Borrower made voluntary repayments to repay the entire outstanding balance under the 2011 Credit Facilities with part of the proceeds of the drawdown from the 2015 Credit Facilities as described below. As of December 31, 2014, the 2011 Term Loan Facility had been fully drawn down while the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remained available for future drawdown, and accordingly, the Borrower had total outstanding borrowings of HK$3,245,548,800 (equivalent to $417,166) under the 2011 Credit Facilities.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2015 Credit Facilities

On June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement (the “2015 Credit Facilities”) entered into by, among others, the Borrower and certain lenders in respect of the 2011 Credit Facilities, on June 19, 2015. The 2015 Credit Facilities, among other things: (i) increased the size of the total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on exchange rate on transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule commencing on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $50,000. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, comprised in any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be cancelled and all amounts outstanding thereunder will become immediately due and payable.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date. On June 29, 2015, the 2015 Term Loan Facility of HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) was fully drawn down and the availability period for this facility has expired. The Borrower has no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facility during the year ended December 31, 2015.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities).

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2015 Credit Facilities - continued

The 2015 Credit Facilities contains certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015. As of December 31, 2015, management believes that the 2015 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group (described in further detail in Note 17). As of December 31, 2015, the net assets of the 2015 Borrowing Group of approximately $3,825,000 were restricted from being distributed under the terms of the 2015 Credit Facilities.

Borrowings under the 2015 Credit Facilities bear an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2015 Credit Facilities amounting to $3,100 were recognized during the year ended December 31, 2015.

As of December 31, 2015, the Borrower had total outstanding borrowings relating to the 2015 Credit Facilities of HK$3,900,000,000 (equivalent to $501,285). The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown.

In accordance with the applicable accounting standards, the Borrower recorded a $481 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2015 which represented the write off of a portion of unamortized deferred financing costs associated with the 2011 Credit Facilities and recorded $592 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2015 which represented the portion of the third party costs in relation to the 2015 Credit Facilities. The upfront fee and the remaining portion of third party costs of $46,507 were capitalized as deferred financing costs.

2013 Senior Notes

On February 7, 2013, the Company issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The 2013 Senior Notes are general obligations of the Company, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company and effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of the Company (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2013 Senior Notes - continued

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the $600,000 10.25% senior notes, due 2018, issued and listed on the SGX-ST by the Company (the “2010 Senior Notes”) and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the MCE’s Renminbi 2,300,000,000 3.75% bonds due 2013 on March 11, 2013. In connection with the issuance of the 2013 Senior Notes, the Group capitalized portion of the underwriting fee and other third party costs of $6,523 as deferred financing costs.

The Company has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, the Company has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

The Company has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also has the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that the Company was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its restricted subsidiaries to companies or persons who are not the Company or members of the Company’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 17). As of December 31, 2015 and 2014, the net assets of the Company and its restricted subsidiaries of approximately $3,913,000 and $3,639,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2015	2014
Interest for 2013 Senior Notes	$50,000	$50,000
Interest for 2015 Credit Facilities	5,053	—
Interest for 2011 Credit Facilities	3,768	11,337

	58,821	61,337
Interest capitalized	(19,181)	(7,057)

	$39,640	$54,280

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

During the years ended December 31, 2015 and 2014, the Group’s average borrowing rates were approximately 4.06% and 3.89% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2015 are as follows:

Year ending December 31,
2016	$22,558
2017	45,116
2018	45,116
2019	45,116
2020	45,116
Over 2020	1,298,263

$1,501,285

11.	CAPITAL LEASE OBLIGATIONS

The Group entered into lease agreements with third parties for the lease of certain property and equipment during the year ended December 31, 2014.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2015 are as follows:

Year ending December 31,
2016	$89
2017	129
2018	106
2019	48

Total minimum lease payments	372
Less: amounts representing interest	(34)

Present value of minimum lease payments	338
Current portion	(73)

Non-current portion	$265

12.	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014
Staff cost accruals and others	$40,875	$15,222
Deferred rent liabilities	3,337	7,228
Other deposits received	388	531
Construction costs retention payables	198	3,289

	$44,798	$26,270

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables, advance to shareholder and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2015 and 2014, which included the 2013 Senior Notes, the 2015 Credit Facilities and the 2011 Credit Facilities, were approximately $1,417,375 and $1,349,866, respectively, as compared to its carrying value of $1,501,285 and $1,417,166, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes. Fair value for the 2015 Credit Facilities and the 2011 Credit Facilities approximated the carrying values as the instruments carried variable interest rates approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use right payable approximated fair value as the instrument carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

14.	CAPITAL STRUCTURE

The Company was incorporated on June 7, 2006 with authorized shares of 5,000,000 at par value of US$0.01 per share. As of December 31, 2015 and 2014, the Company had 1,202 ordinary shares issued at par value of US$0.01 per share.

15.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2015	2014
Income tax expense - current:
Macau Complementary Tax	$22	$70
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795

Sub-total	2,817	2,865

Over provision of income tax in prior years:
Macau Complementary Tax	(1)	(1)
Income tax benefit - deferred:
Macau Complementary Tax	(1,015)	(618)

Total income tax expense	$1,801	$2,246

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

A reconciliation of the income tax expense from income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2015	2014
Income before income tax	$417,193	$765,687
Macau Complementary Tax rate	12%	12%
Income tax expense at Macau Complementary Tax rate	50,063	91,882
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795
Over provision in prior years	(1)	(1)
Effect of income for which no income tax expense is payable	(3,163)	(778)
Effect of expenses for which no income tax benefit is receivable	1,312	844
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(64,437)	(109,189)
Change in valuation allowance	15,232	16,693

	$1,801	$2,246

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated. The Company’s remaining subsidiaries incorporated in Macau are subject to Macau Complementary Tax during the years ended December 31, 2015 and 2014.

Macau Complementary Tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2015 and 2014, if applicable.

Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 pursuant to the approval notice issued by the Macau Government dated June 7, 2007, and continues to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notice issued by the Macau Government in April 2011. The non-gaming profits of Melco Crown Macau remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year.

The effective tax rates for the years ended December 31, 2015 and 2014 were 0.4% and 0.3%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of income for which no income tax expense is payable and the effect of lump sum in lieu of Macau Complementary Tax on dividend for the years ended December 31, 2015 and 2014.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
Deferred tax assets
Net operating loss carried forwards	$44,997	$50,602
Depreciation and amortization	15,561	13,262

Sub-total	60,558	63,864

Valuation allowances
Current	(17,308)	(18,251)
Long-term	(43,250)	(45,553)

Sub-total	(60,558)	(63,804)

Total deferred tax assets	—	60

Deferred tax liabilities
Land use rights	(12,395)	(13,079)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,109)	(2,500)

Total deferred tax liabilities	(15,009)	(16,084)

Deferred tax liabilities, net	$(15,009)	$(16,024)

As of December 31, 2015 and 2014, valuation allowances of $60,558 and $63,804 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2015, adjusted operating tax loss carry forwards, amounting to $144,236, $121,955 and $108,785 will expire in 2016, 2017 and 2018, respectively. Adjusted operating tax loss carried forward of $150,940 has expired during the year ended December 31, 2015.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2015 and 2014 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2015 and 2014, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitations expire in 5 years.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by MCE. During the years ended December 31, 2015 and 2014, the Group’s contributions into these plans were $14,739 and $12,335, respectively.

17.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2015 and 2014, the balance of the reserve amounted to $31,198 in each of those years.

The 2011 Credit Facilities contained restrictions, which applied until the 2011 Credit Facilities was amended and restated on June 29, 2015, on paying dividends to companies or persons who were not members of the 2011 Borrowing Group, unless certain financial tests and conditions were satisfied. Dividends might be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The 2015 Credit Facilities removed certain restrictions on paying of dividends applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the 2015 Borrowing Group remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by the Company and its respective restricted subsidiaries.

18.	DIVIDENDS

On March 21, 2014, the Board of Directors of the Company declared a dividend of $349,417.64 per share and recorded $420,000 as a distribution against additional paid-in capital.

On March 31, 2015, the Board of Directors of the Company declared a dividend of $124,792.01 per share and recorded $150,000 as a distribution against retained earnings.

On March 31, 2016, a dividend of MOP4,000,033.27 per share (equivalent to $499.168.05 per share) has been declared by the Sole Director of the Company.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2015, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $233,145 including advance payments for construction costs of $24,895.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leased Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through June 2022. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2015 and 2014, the Group incurred rental expenses amounting to $21,200 and $20,690, respectively, which consisted of minimum rental expenses of $14,436 and $13,236 and contingent rental expenses of $6,764 and $7,454, respectively.

As of December 31, 2015, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2016	$9,938
2017	8,160
2018	8,116
2019	7,988
2020	7,862
Over 2020	12,075

$54,139

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the site of City of Dreams with various retailers that expire at various dates through June 2024. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2015 and 2014, the Group earned contingent fees of $11,410 and $17,497, respectively.

As of December 31, 2015, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2016	$3,733
2017	916
2018	878
2019	442

$5,969

The total minimum future fees do not include the escalated contingent fee clauses.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain a guarantee issued by a Macau bank in favor of the Macau Government in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee given by the bank to the Macau Government as disclosed in Note 19(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau and City of Dreams properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were revised from approximately $171 per annum to $186 per annum. As of December 31, 2015, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,817.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 payable in four biannual instalments, with 5% interest accruing per annum, with the first three instalments paid in July 2014, January 2015 and July 2015, respectively, and the last instalment paid in January 2016. As of December 31, 2015 and 2014, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,788 and $7,302, and in land use right payable in an amount of nil and $3,788, respectively. According to the revised land amendment, the government land use fees were revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the development. As of December 31, 2015, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $21,616.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 10, the Group has made the following significant guarantees as of December 31, 2015:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau Government as disclosed in Note 19(c)(vi) under Gaming Subconcession to the consolidated financial statements.

(e)	Pledged Assets

Except as disclosed in Note 10, the Group has the following pledged assets as of December 31, 2015:

•	On January 28, 2013, Studio City Company Limited, an affiliated company of the Group which is majority-owned by MCE, executed a senior secured credit facilities denominated in Hong Kong dollars with certain lenders, and subsequently as amended from time to time, with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”) to fund the Studio City project. As at December 31, 2015, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down while the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown. The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on September 30, 2016. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a range of margin per annum as determined in accordance with the total leverage ratio in respect of the borrowing group at the relevant time as defined under the Studio City Project Facility. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area which are funded from the proceeds of Studio City Project Facility, including cash deposited into bank accounts of $15,121 and $629 as of December 31, 2015 and 2014, respectively, and are presented as restricted cash in the consolidated balance sheets, are pledged as security for the Studio City Project Facility and related finance documents.

(f)	Litigation

As of December 31, 2015, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015 and 2014, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2015	2014
Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$271	$304
	Purchase of property and equipment	786	1
	Software license fee expense	312	312
Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,597	1,810
MCE’s subsidiaries	Management fee recognized as expense	82,679	95,477
	Management fee capitalized in construction in progress	464	3,103
	Payment under Services Agreement(3)	21,427	—
	Transportation service fee expense	24,732	20,066
	Purchase of goods and services	8,024	—
	Management fee income	141,925	34,140
	Other service fee income	261	288
	Rooms and food and beverage income	3,999	3,726
	Purchase of property and equipment	22,898	—
	Sale of property and equipment	3,505	—
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 4)	74,902	—
Melco’s subsidiaries	Purchase of property and equipment	2,851	686
	Other service fee income	637	632
	Rooms and food and beverage income	27	115
Shun Tak Holdings Limited and its subsidiaries and associated company (collectively referred to as the “Shun Tak Group”)(1)	Traveling expense(2)	3,677	3,641
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,021	1,394
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(2)	227	299
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,093	1,098
	Service fee expense	194	203
Transactions with shareholder
MCE	Management fee expense	11,708	10,959
	Management fee income	2,342	2,217

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

 Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, MCE’s Chief Executive Officer, has/have beneficial interests.
(2)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(3)	Payment to an affiliated company for services performed pursuant to a services agreement dated May 11, 2007, as amended on June 15, 2012, entered into between Melco Crown Macau and Studio City Entertainment and the related arrangement (“Services Agreement”), under which Melco Crown Macau operates the gaming area of Studio City.

Other Related Party Transaction

As at December 31, 2015 and 2014, an operating deposit of $12,500 was paid by Melco Crown Macau to MCE Transportation Limited, a subsidiary of MCE, for provision of transportation services and the amount was shown as prepaid expenses and other current assets in the consolidated balance sheets.

(a)	Compensation of Key Management Personnel

For the years ended December 31, 2015 and 2014, the remuneration of the Company’s key management was borne by MCE.

(b)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income and fund received by affiliated companies on behalf of the Group, net off with operating expenses as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
MCE’s subsidiaries	$244,910	$263,833
Melco’s subsidiaries	138	118
Shun Tak Group	1	2
Crown’s subsidiary	—	6

	$245,049	$263,959

The outstanding balances due from affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group, net off with operating income as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
MCE’s subsidiaries	$53,575	$18,702
Crown’s subsidiary	606	—
Shun Tak Group	223	343
Sky Shuttle	87	130
STDM Group	59	75
SJM	35	78
Lisboa	26	—

	$54,611	$19,328

The outstanding balances due to affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(d)	Amount Due To/Advance To Shareholder

The outstanding balances of amount due to MCE as of December 31, 2015 and 2014 were $22,909 and $20,559, respectively. The balances mainly related to operating expenses paid by MCE on behalf of the Group, and are unsecured, non-interest bearing and repayable on demand.

As of December 31, 2015 and 2014, the outstanding balances of advance to MCE were $600,096 and $664,147, respectively. The balances mainly related to funds advance via Melco Crown (Macau Peninsula) Developments Limited, an excluded subsidiary under the 2011 Credit Facilities and the 2015 Credit Facilities, to MCE of $1,634,005 and $1,696,090 for working capital purposes as of December 31, 2015 and 2014, respectively, net off with funds advance from MCE for construction of City of Dreams. These amounts are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the consolidated balance sheets.

21.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino, which commenced operations on October 27, 2015 and Taipa Square Casino are included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2015	2014
Macau:
Mocha Clubs	$143,333	$172,979
Altira Macau	491,968	499,647
City of Dreams	3,173,047	3,191,671

Sub-total	3,808,348	3,864,297
Corporate and Others	2,382,954	2,017,233

Total consolidated assets	$6,191,302	$5,881,530

Capital Expenditures

	Year Ended December 31,
	2015	2014
Macau:
Mocha Clubs	$6,446	$13,116
Altira Macau	18,546	21,984
City of Dreams	325,356	261,686

Sub-total	350,348	296,786
Corporate and Others	65,005	3,290

Total capital expenditures	$415,353	$300,076

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2015	2014
NET REVENUES
Macau:
Mocha Clubs	$136,218	$147,373
Altira Macau	575,798	745,301
City of Dreams	2,816,584	3,855,505

Sub-total	3,528,600	4,748,179
Corporate and Others	240,701	84,644

Total net revenues	$3,769,301	$4,832,823

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$29,253	$36,344
Altira Macau	32,810	85,222
City of Dreams	789,568	1,169,315

Total adjusted property EBITDA	851,631	1,290,881

OPERATING COSTS AND EXPENSES
Pre-opening costs	(21,079)	(5,669)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(18,419)	(20,939)
Depreciation and amortization	(223,680)	(233,782)
Property charges and others	(1,174)	(5,191)
Corporate and Others expenses	(76,786)	(133,882)

Total operating costs and expenses	(398,375)	(456,700)

OPERATING INCOME	453,256	834,181

NON-OPERATING INCOME (EXPENSES)
Interest income	6,658	7,116
Interest expenses, net of capitalized interest	(39,658)	(54,296)
Amortization of deferred financing costs	(17,193)	(15,398)
Loan commitment fees	(4,485)	(2,808)
Foreign exchange loss, net	(2,346)	(3,108)
Other income, net	22,034	—
Loss on extinguishment of debt	(481)	—
Costs associated with debt modification	(592)	—

Total non-operating expenses, net	(36,063)	(68,494)

INCOME BEFORE INCOME TAX	417,193	765,687
INCOME TAX EXPENSE	(1,801)	(2,246)

NET INCOME	$415,392	$763,441

 Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2015	2014
Macau	$3,217,719	$3,163,035

Total long-lived assets	$3,217,719	$3,163,035

22.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 29, 2016, the date the consolidated financial statements were available to be issued.